Exhibit 11(a)

CLECO CORPORATION
COMPUTATION OF NET INCOME PER COMMON SHARE
(UNAUDITED)

CLECO CORPORATION
COMPUTATION OF NET INCOME PER COMMON SHARE
(UNAUDITED)
	For the three months ended June 30
	2001	2000
	(Thousands, except share and per share amounts)
BASIC

Net income applicable to common stock	$ 12,601	$ 16,454
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Weighted average number of shares of common Stock outstanding during the period	45,022,622	44,937,734
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Basic net income per common share	$ 0.28	$ 0.37
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DILUTED

Net income applicable to common stock	$ 12,601	$ 16,454

Adjustments to net income related to Employee Stock Ownership Plan (ESOP) under the "if-converted" method:
Add loss of deduction from net income for actual Dividends paid on convertible preferred stock, net of tax	330	338
Add/(Deduct) additional cash contribution Required, which is equal to dividends on preferred stock less dividends paid at the common dividend rate, net of tax	9	1
Add tax benefit associated with dividends paid on allocated common shares	125	115
Adjusted income applicable to common stock	$ 13,065	$ 16,908
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Weighted average number of shares of common stock outstanding during the period	45,022,622	44,937,734

Number of equivalent common shares Attributable to ESOP	2,549,347	2,635,790

Common stock under stock option grants	241,156	15,958

Average shares	47,813,125	47,589,482
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Diluted net income per common share	$ 0.27	$ 0.36
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